EXHIBIT (d)(2)(A)

Minimum Initial Premium Rider

MINIMUM PREMIUM

benefits

Under this rider, the initial premium amount may be lowered to $2,000. Additional premium requirements as provided in the policy are unaffected by this rider.

policy fee and charge

This rider changes the Annual Policy Fee to be not less than $36 (with a guaranteed maximum charge of $40.) All other provisions regarding the Annual Policy Fee are unchanged.

A percentage of the policy value will be deducted from the policy value on the same date in each succeeding month as the Policy date, and will continue for the life of the policy. Whenever this date falls on a date other than a Business Day, the charge will be deducted on the next Business Day. This charge is noted in the policy specifications.

Both charges will be waived if the total policy value is $50,000. Once waived, the charges are not reapplied if the total policy value falls below $50,000.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

MP 4901

Minimum Premium Rider MP 4901

Monthly Charge .0208%* of the policy value

Annual Policy Fee $36**

* Equivalent to an annual rate of .25% of the policy value, deducted at issue on each monthly activity date. The annual rate will not exceed .55%.

** Current fee. The policy fee will not exceed $40.